September 28, 2005






Via EDGAR and Facsimile (202-772-9368)

Mr. Craig Slivka
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop: 0409


                              Corning Incorporated
              Amendment No. 1 to Registration Statement on Form S-3
                               File No. 333-127065


Dear Mr. Slivka:

     On behalf of our client, Corning Incorporated (the "Company"), set forth below are the Company's responses to the comments (the "Comments") of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated September 21, 2005, concerning Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-127065), filed by the Company with the Commission on September 16, 2005. The responses set forth below indicate the changes that have been made in Amendment No. 2 to the Registration Statement filed today with the Commission in response to the Comments and our conversations with the Staff. The prospectus forming a part of any Registration Statement that we file with the Commission is referred to in this letter as the "Prospectus."

General
-------

Comment No. 1: On the cover page and elsewhere in the prospectus you continue to refer to this as a prospectus relating to the "resale" of common stock by the Corning Incorporated Retirement Master Trust (the "Master Trust"). Because the shares will not be sold to the Master Trust in a private placement and because the Master Trust will be considered an underwriting in its sales, please revise to state that this prospectus relates to sales by and on behalf of Corning Incorporated rather than resales by any other party.

Response:  As  requested by the Staff,  the Company has revised the  disclosure.
--------

Legality Opinion
----------------

Comment No. 2: Because the preferred share purchase rights are contractual obligations, please provide an opinion about whether the purchase rights are binding obligations of the issuer under state contract law.

Response: As requested by the Staff, the Company has provided an opinion that the purchase rights are binding obligations of the issuer under the laws of the State of New York.

                                      * * *

     If you have any questions with regard to these responses, or if you require additional information, please feel free to contact me at (212) 848-7325.

                                                    Sincerely,

                                                    /S/ Stephen T. Giove
                                                    ---------------------------
                                                    Stephen T. Giove


cc: William Eggers, Corning Incorporated
    LaFleur Browne, Corning Incorporated